Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

February 26, 2013

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Divio Holdings, Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed on or about February 26, 2013

File No. 333-184796

Dear Ms. Nguyen:

Pursuant to the staff’s comment letter dated February 20, 2013, we respectfully submit this letter on behalf of our client, Divio Holdings, Corp., a Nevada corporation (the “Company”).

Amendment No. 4 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about February 26, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 4 to the Form S-1.

Prospectus Summary, page 5

Our Company, page 5

1. We note your response to our prior comment 1 and reissue in part. Please revise the first paragraph on page 5 to disclose your cash on hand as of the most recent practicable date, your monthly burn rate and how long your present capital will last at that rate. We note that you have chosen to include some of this information on your prospectus cover page, but this information should also be disclosed in your prospectus summary. Please revise.

Company response:  The Company has added the following disclosure to the first paragraph on page 5:  “As of February 25, 2013, we have cash reserves of approximately $4,219, we currently expend approximately $1,600 per month on our operations, and our present cash will last for approximately 2 months.”

Description of Business, page 16

Suppliers of Motorcycles, page 17

2. We note your revised disclosure in response to our prior comment 6. Please revise to state that it is your belief that your motorcycles will be less than “the same motorcycles from other Russian domestic suppliers.” In addition, please revise to provide the basis for this belief.

Company response:  The Company has added the following disclosure to the first paragraph on page 17:  “We believe that our motorcycles will cost less than the same motorcycles from other Russian domestic suppliers.  Our belief is based solely on our subjective views and is not based on any objective or third-party marketing data or study.”

Other

3. A currently dated accountant’s consent should be included as an exhibit to any future amendments to the Form S-1 registration statement. Please note that the consent should be dated within 30 day of the planned effectiveness of your Form S-1 registration statement.

Company response:  The Company has added currently dated accountant’s consent as Exhibit 23.2, and Company counsel has updated its legal opinion on Exhibit 5.1.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo